

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via Facsimile and U.S. Mail

May 9, 2011

Samuel Wolfe
Chief Executive Officer, President and Director
Unique Underwriters, Inc.
5650 Colleyville Blvd.
Colleyville, Texas 76034

> **Re: Unique Underwriters, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 25, 2011**
> **File No. 333-172850**

Dear Mr. Wolfe:

We have reviewed your amended registration statement and your correspondence dated April 25, 2011 and we have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by further amending your registration statement or providing the requested information, as applicable. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Your correspondence states "This letter is submitted on behalf of Unique Underwriters, Inc. (the 'Company') and the other registrants named in the S-1 Registration Statement (defined below) (collectively, the 'Registrants')." It does not appear that there are any co-registrants. If there are, please include information about them in your registration statement. If there are not, please advise us accordingly.

2. Your correspondence includes the acknowledgments we requested in our earlier comment letter, i.e. the "Tandy responses," but is drafted and signed by your outside counsel. In order to obtain effectiveness of a registration statement a registrant must directly submit the Tandy responses to the Division of Corporation Finance. Please acknowledge that

you will do so in future correspondence, either in your response to this letter or in a letter requesting acceleration

Prospectus Summary, page 5

3. You disclose here that you started generating revenues in June 2010, on page 18 you disclose that you commenced with selling in June 2010, and on pages 53 and 54 you disclose that you started having revenue activity in May 2010. Please revise to remove the inconsistencies.

4. We note your response to our prior comment 4. Here, and in your Description of Business discussion on page 20, please be more specific in your explanation of your products. For example, you should describe the difference between Term and UL/Whole insurance and explain the significance of the percentages of each product you offer.

5. Based on your response to prior comment 26, please clarify in your discussion of products here and on page 20 that the products you describe are those that you are marketing and are underwritten by various third party insurance underwriters and that you are not currently developing your own products in-house.

6. Please delete the reference to "Also included in the table above designated by (*)" or clarify that the table is included in the Selling Security Holders section of this registration statement.

7. We note your response to our prior comment 5. In several places in your amendment, there continue to be references to profitability. We refer you to the following:

   - "The Company's continued existence is dependent upon its ability to resolve it liquidity problems and increase profitability in its current business operations, " page 7;

   - "Price decreases within the industry could adversely affect our operations and profitability," page 8; and

   - "The Company's continued existence is dependent upon its ability to resolve it liquidity problems and increase profitability in its current business operations," page 39.

   Please review your registration statement in its entirety to remove these references, and other references to profitability.

8. Under "Description of Oral Agreements" on pages 5 and 13, please expand your disclosure for each issuance to clarify when you state that you "agreed to services for __ common shares" whether this issuance was for past performance or future performance

and the time period of the performance. It appears from your disclosure on page 50 that these may have been issued for services rendered during the six months ended December 31, 2010.

Risk Factors

General

9. We note your response to our prior comment 10. In your risk factor discussing losses from operations on page 7, please disclose that your independent registered accounting firm has expressed substantial doubt in its report about your ability to continue as a going concern. Please also disclose the consequences of this statement in its report in terms of your ability to raise capital or borrow money.

"The company has a limited operating history …" page 7

10. We note your response to our prior comment 11. Based on your disclosure on page 42, it appears that your net losses as of the six months ended December 31, 2010 were $281,922, rather than your net losses to date. Please revise your disclosure accordingly.

"Regulatory changes could have significant material adverse effects on the Company," page 8

11. We note your response to our prior comment 14. If true, please clarify in this risk factor that you are referring to the Texas Insurance Department. Please also clarify in the last sentence and in your Business section on page 18 the states in which you have current insurance licenses.

"An investment in our securities represents significant risk and you may lose all or part of your entire investment," page 9

12. We note your response to our prior comment 15. The material risks involved in an investment in your common stock encompass more than the seasonality of the housing market. You should review this risk factor for the purpose of including other material risks, to the extent that they have not been discussed in other risk factors. Alternatively, if this risk factor is intended to only describe the risk of the seasonality of your business, please revise the header to more specifically identify the risk; as currently drafted, your header is overbroad.

Selling Security Holders, page 11

13. With regard to each of the oral agreements entered into for your stock issuances, please also disclose when the shares were issued and what price was used to value the stock.

 Description of Business

 Business Development, page 18

14. Please amend your disclosure to explain in layman's terms what you mean by a "spread" and "override."

2.1 Company Ownership, page 21

15. Please expand your disclosure in this subsection to disclose the percentage of shares each held by Messrs. Wolfe and Simpson.

2.2 Company History, page 22

16. Please balance the current disclosure in this subsection to also disclose when the company was formed, when it started generating revenues and the fact that the company has not yet made a profit.

3.2 Competitive Comparison, page 23

17. We note your response to our prior comments 30 and 31. Please revise pages 23-25, as much of the disclosure included in this section continues to resemble marketing and recruitment literature and does not fully comply with the requirements of Item 101(h) of Regulation S-K. In addition, your disclosure continues to include terms such as "proven system" and "strong track record" that do not appear to be consistent with your other disclosures in this registration statement. Please revise pages 23-25 accordingly.

 Audited Financial Statements

 Balance Sheet, page 30

18. Please revise the par value and number of common stock shares authorized to correspond to your disclosure in Note 3 or explain the reason for the inconsistency.

 Statement of Operations, page 31

19. Please remove the asterisks at the bottom of the page or clarify why this notation is presented.

Note 1- Summary of Significant Accounting Policies

Revenue Recognition, page 35

20. We acknowledge your response to our comment 33 and we reissue our comment. With regards to your revenues related to sales commissions, please clarify what event triggers this revenue to be recognized as your current policy is vague.

21. We acknowledge your response to our comment 34 and we reissue our comment. You state that "compensation is paid for acceptable insurance policies submitted . . ." Please clarify what dictates "an acceptable insurance policy." Also disclose the terms of your arrangements with insurance carries. Clarify what you mean by "(o)ur spread averages 50% override from the business our agents write."

22. We acknowledge your response to our comment 36. It appears that agent expense should be classified as cost of sales. Please revise your financial statements accordingly or clearly explain why agent expenses should not be included in your cost of sales.

Note 8- Segment Reporting, page 39

23. In accordance with ASC 280-10-50-40, please disclose the revenues from external customers for each product and service (i.e. mortgage life insurance, final expense insurance, annuities) or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the public entity's general-purpose financial statements. If providing the information is impracticable, that fact shall be disclosed.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

24. You disclose on page 53 that "there was no expense activity until May of 2010." This does not appear to be consistent with your disclosure later on this page that you have operating expenses from July 28, 2009 through June 30, 2010. Please revise to remove the inconsistencies.

25. We are re-issuing prior comment 41 as your response is not relevant to the prior comment. In your disclosure of your expenses, please revise to separately quantify the expenses attributable to agent expenses, consulting fees, contract labor, rent and other administrative expenses. Please also clarify what is included in other administrative expenses.

Critical Accounting Policies, page 55

26. We acknowledge your response to our comment 43. Please clarify what you mean by "(t)he estimates can be significant due to judgment in measuring the fair value of our

stock price and comparing it to the related fair value of the services performed." It is not clear why you would compare the fair value of the stock price and services performed and what the difference would entail.

Exhibits and Financial Statement Schedules, page 60

27. In this exhibit index, you have listed your Amended Articles of Amendment to Articles of Incorporation dated April 15, 2011, which discloses the number of your authorized shares. However, you have not listed and incorporated by reference your Amended Articles of Amendment to Articles of Incorporation dated December 7, 2010 that, among other things, states the voting and conversion rights of your Series A and B preferred stock. All amendments to your Articles of Incorporation should be listed and incorporated by reference in this exhibit index. Please revise accordingly.

28. As there was no updated consent provided in your amended filing, we reissue our comment 49. Please provide a revised and updated consent in your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Donald Mitchell Brown, Esq.
        McMullen Associates LLC
        10701 McMullen Creek Pkwy
        Charlotte, NC 28226